Exhibit 21.1

SUBSIDIARIES OF SABAN CAPITAL ACQUISITION CORP.

Name of Subsidiary	Jurisdiction of Organization

Panavision Acquisition Sub, Inc.	Delaware

SIM Acquisition Sub, Inc.	Ontario (Canada)